EXHIBIT 2.1




                             ASSET PURCHASE AGREEMENT

       This Asset Purchase Agreement, dated as of March 21, 1995, is entered into by and between Mabon Securities Corp. ("Seller"), a Delaware corporation, and Rodman & Renshaw, Inc. ("Purchaser"), a
Delaware corporation.

       WHEREAS, Purchaser desires to acquire, and Seller desires to transfer to Purchaser, certain assets and liabilities of the investment banking, direct access and equity businesses of Seller (the
"Businesses") on the terms and subject to the conditions set forth herein;

       NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

                                     ARTICLE I
                                    DEFINITIONS

       1.1    Definitions.

       As used in this Agreement, the following terms shall have the following meanings:

       "Acquired Assets" shall have the meaning set forth in Section
4.2(a).

       "Actual Knowledge," with respect to Seller, means the actual knowledge of the General Counsel of Seller, without regard to any attorney-client privilege, it being understood that such person is under no duty or obligation to make any investigation or inquiry.

       "Affiliate" means, with respect to any person, any person controlling, controlled by or under common control with such person.

       "Applicable Law" means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority, and (b) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority.

       "Assigned Contracts" shall have the meaning set forth in Section
4.2(a).

       "Assumed Liabilities" shall have the meaning set forth in Section
4.2(c).

       "Boston Lease" means the lease pursuant to which Seller leases the Boston Office.

       "Boston Office" means the office of Seller located at 225
Franklin Street, Boston, Massachusetts.

       "Businesses" shall have the meaning set forth in the Preamble.

       "Clearing Agreement" shall have the meaning set forth in Section
4.2(g).

       "Closing" shall have the meaning set forth in Section 4.1.

       "Closing Date" shall have the meaning set forth in Section 4.1.

       "Closing Date Payment" shall have the meaning set forth in
Section 4.2(h).

       "Closing Transactions" shall have the meaning set forth in
Section 4.1.

       "Code" shall mean the Internal Revenue Code of 1986, as amended.

       "Commission" means the United States Securities and Exchange
Commission.

       "Continuation Coverage" shall have the meaning set forth in
Section 7.6(c).

       "Continuing Employee" shall have the meaning set forth in Section
7.6(a).

       "Conveyancing Documents" shall have the meaning set forth in
Section 4.3.

       "Delayed Asset" shall have the meaning set forth in Section 4.5.

       "Delayed Liability" shall have the meaning set forth in Section
4.5.

       "Disclosure Letter" means the separate disclosure letter delivered by Seller to Purchaser contemporaneously with the execution and delivery of this Agreement.

       "Effective Date" shall mean the date of this Agreement.

       "ERISA" means the Employee Retirement Income Security Act of
1974.

       "Excluded Liabilities" shall have the meaning set forth in
Section 4.2(d).

       "Final Purchase Price" shall have the meaning set forth in
Section 7.11(b).

       "Governmental Authority" means any (i) government, or any commission, authority, board, agency, division, subdivision or any court or tribunal, of the government of the United States or of any state, territory, city, municipality, county or town thereof or of the District of Columbia, or of any foreign jurisdiction, or (ii) any regulatory body or self-regulatory organization to which Seller or Purchaser, as the case may be, is subject including, in clauses (i) and
(ii), the employees or agents thereof.

       "Licenses and Permits" means the governmental permits, franchises, authorizations, licenses and other rights granted to Seller by any Governmental Authority and applicable to or used primarily in the conduct of the Businesses and all certificates of convenience or necessity, immunities, privileges, easements, consents, grants, ordinances and other rights of any character used primarily in the conduct of, or required or necessary for the lawful ownership or operation of, the Businesses.

       "Lien" means any mortgage, pledge, security interest, encumbrance, lien (statutory or other) or conditional sale agreement.

       "Loss" shall have the meaning set forth in Section 6.1.

       "Material Adverse Effect" means a material adverse effect on the business, assets, properties, condition (financial or otherwise), operations or results of operations of the Businesses taken as a whole.

       "Move Date" shall mean the date upon which Purchaser shall relocate substantially all of the Acquired Assets and Continuing
Employees from the Subject Space.

       "NASD" shall mean the National Association of Securities Dealers.

       "1934 Act" means the Securities Exchange Act of 1934.

       "NYSE" shall mean the New York Stock Exchange.

       "Preamble" means that part of this Agreement preceding Article
I.

       "Purchase Price" means the sum of the amount of the Assumed Liabilities and the amount of Closing Date Payment.

       "Purchaser" shall have the meaning set forth in the Preamble.

       "Required Consent" means the consent of any person necessary for the sale, conveyance, transfer or assignment of any Acquired Asset or the assumption of any Assumed Liability.

       "Required Move Date" means (i) with respect to that portion of the Subject Space located on the 32nd floor of One Liberty Plaza, May 31, 1995 and (ii) with respect to that portion of the Subject Space located on the 31st floor of One Liberty Plaza, July 31, 1995.

       "Seller" shall have the meaning set forth in the Preamble.

       "Service Agreement" shall have the meaning set forth in Section
4.2(f).

       "Space Sharing Agreement" shall have the meaning set forth in
Section 4.2(f).

       "Subject Space" shall have the meaning set forth in Section
7.4(a).

       "Tax" or "Taxes" shall mean all Federal, state, local, foreign and other governmental taxes, assessments, duties, fees, levies or similar charges of any kind, including all income taxes, excise taxes, franchise taxes, gross receipts taxes, real and personal property taxes, stamp taxes, transfer taxes, sales and use, payroll, employment and other withholding taxes, and including all obligations under any tax sharing agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement or practice, and including all interest, penalties and additions imposed with respect to such amounts.

       "Tax Returns" shall mean all returns, filings and reports
(including information reports) with respect to any Tax or Taxes.

       "Third Party Claim" shall have the meaning set forth in Section
6.4(a).

       "Transition Period" means the period from and after the Closing Date to and including the Move Date.

       "USOP Transfer Date" shall have the meaning set forth in Section
4.8.

       "WARN" means the Worker Adjustment and Retraining Notification
Act.

       "Welfare Plans" shall have the meaning set forth in Section
7.6(c).

       1.2 Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. "Include", "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import. "Writing", "written" and comparable terms refer to printing, typing, lithography or other means of reproducing words in a visible form. Any agreement or instrument or any law, rule or regulation of any Governmental Authority defined or referred to in Section 1.1 means such agreement or instrument or such law, rule or regulation as from time to time amended, modified or supplemented in accordance with the terms thereof, including (in the case of agreements or instruments) by waiver or consent and (in the case of such law, rule or regulation) by succession of any comparable successor law, rule or regulation and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any term defined below by reference to any agreement or instrument or any law, rule or regulation of any Governmental Authority has such meaning whether or not such agreement, instrument or law, rule or regulation is in effect. "Agreement", "hereof", "herein", "hereunder" and comparable terms refer to this Agreement (including all exhibits and schedules hereto) and not to any particular article, section, clause or other subdivision hereof or attachment hereto. References to any gender include, unless the context otherwise requires, references to all genders, and references to the singular include, unless the context otherwise requires, references to the plural and vice versa. References in this Agreement to "Article", "Section", "Clause" or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section, clause or subdivision of or attachment to this Agreement.

                                    ARTICLE II
                     REPRESENTATIONS AND WARRANTIES OF SELLER

       Seller hereby represents and warrants to Purchaser, as of the Effective Date and as of the Closing Date, as follows:

       2.1 Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own its properties and assets (including the Acquired Assets) and to conduct its businesses (including the Businesses) as now conducted.

       2.2 Authorization and Validity of This Agreement. Seller has full corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by Seller of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action by its Board of Directors and stockholder, and no other corporate proceedings on its part are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered by Seller and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

       2.3 No Conflict or Violation; Consents. The execution, delivery and performance by Seller of this Agreement (i) do not and will not violate or conflict with any provision of the Certificate of Incorporation or By-laws of Seller and (ii) do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the Acquired Assets under, any provision of (A) any contract, agreement or other instrument to which Seller is a party or by which it is bound or to which any of its properties or assets is subject assuming receipt of all Required Consents, and except as set forth in the Disclosure Letter, or (B) any provision of Applicable Law applicable to Seller or its properties or assets, other than, in the case of clauses (A) and (B) above, any such items that, individually or in the aggregate, would not have a Material Adverse Effect and would not prevent or materially delay the consummation of the Closing Transactions. The execution, delivery and performance by Seller of this Agreement and the consummation by it of the Closing Transactions do not require the consent or approval of, or filing by Seller with, any Governmental Authority except (I) approvals and authorizations of the NYSE and other self-regulatory organizations in the securities and commodities field; (II) compliance with and filings under the 1934 Act and applicable state securities laws; and
(III) such consents, approvals and filings, as to which the failure to obtain or make would not, individually or in the aggregate, materially impair the ability of Seller to perform its obligations hereunder.

       2.4 Brokers or Finders. Except for Morgan Stanley & Co. Incorporated, whose fees and expenses shall be paid by Seller, no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the Closing Transactions based on arrangements made by or on behalf of Seller.

       2.5 Litigation. Except as described in the Disclosure Letter, to Seller's Actual Knowledge: (a) there is no suit, action, arbitration or legal, administrative, governmental or other proceeding or investigation pending or threatened in writing against or related to Seller (i) in respect of the Businesses, the Acquired Assets or the Assumed Liabilities, except such suits, actions, arbitrations, proceedings or investigations which do not have a Material Adverse Effect, or (ii) which is reasonably expected to materially adversely affect or restrict the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; and (b) there is no judgment, order, injunction or decree of any court or Governmental Authority to which Seller is subject which is reasonably expected to materially adversely affect or restrict the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

       2.6 Title to Acquired Assets. At the Closing (or (A) at the USOP Transfer Date with respect to shares of common stock of U.S. Office Products Company or (B) at such later time as is provided for in Section 4.6 with respect to the assets described therein) Seller will have and will convey to Purchaser good title to (i) the fixed assets to be transferred to Purchaser pursuant to Section 4.2(a)(iv), free and clear of all Liens except for those Liens set forth in the Disclosure Letter, and (ii) the securities to be transferred to Purchaser pursuant to Section 4.2(a)(iii), free and clear of all Liens and without actual knowledge by Purchaser of any adverse claim or any events or circumstances which could reasonably be expected to result in any adverse claim.

       2.7 Compliance with Laws. Except as set forth in the Disclosure Letter, to Seller's Actual Knowledge, Seller: (i) has complied with each and is not in violation of any federal, state or local laws, statutes, rules, regulations, orders, ordinances, judgments or decrees of any Governmental Authority to which the Businesses, the Acquired Assets or the Assumed Liabilities are subject; and (ii) has not failed to obtain any license, permit, certificate or other governmental authorization necessary to the conduct of the Businesses, which, in the event of any noncompliance, violation or failure to obtain, as the case may be, pursuant to Clause (i) or (ii) above, would have a Material Adverse Effect.

       2.8 Benefit Plans. Seller does not have any "pension plan," as such term is defined in Section 3(2) of ERISA, with respect to which payments must be made to the Pension Benefit Guaranty Corporation.

       2.9 No Representation as to Value or Prospects. Other than the representations and warranties set forth in this Article II, Seller makes no representations or warranties to Purchaser. Purchaser agrees that Seller has not authorized, and shall not be responsible or liable for, any statements or representations made to Purchaser or its employees, officers or agents by Continuing Employees or former employees of Seller. Notwithstanding any other provision of this Agreement, it is expressly agreed that Seller makes no representation or warranty as to the value or prospects of the Businesses or the Acquired Assets. Seller has expressly stated to Purchaser that the investment banking, direct access and equity businesses as heretofore conducted by Seller, of which the Businesses form a part, have in the aggregate been unprofitable, have been deteriorating and may continue to deteriorate, and that Seller has decided to close the Businesses as of March 31 and has already taken steps to downsize the Businesses and curtail their operations substantially.



                                    ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF PURCHASER

       Purchaser hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

       3.1 Corporate Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own its properties and assets and the Acquired Assets and to conduct its businesses as now conducted and as to be conducted following the Closing.

       3.2 Authorization and Validity of This Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. As of the Closing Date, the execution and delivery of this Agreement and the performance of its obligations hereunder will have been duly authorized by all necessary corporate action by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser will be necessary to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered by Purchaser and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

       3.3 No Conflict or Violation; Consents. The execution, delivery and performance by Purchaser of this Agreement (i) do not and will not violate or conflict with any provision of the Certificate of Incorporation or By-laws of Purchaser and (ii) do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, provision of (A) any contract, agreement or other instrument to which Purchaser is a party or by which it is bound or to which any of its properties or assets is subject or (B) any provision of Applicable Law applicable to Purchaser or its properties or assets, other than, in the case of clauses (A) and (B) above, any such items that, individually or in the aggregate, would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), operations, results of operations or prospects or Purchaser and would not prevent or materially delay the consummation of the Closing Transactions. The execution, delivery and performance by Purchaser of this Agreement and the consummation by it of the Closing Transactions do not require the consent or approval of, or filing by Purchaser with, any Governmental Authority except (I) as may be required to transfer any Licenses and Permits; (II) approvals and authorizations of the NYSE and other self-regulatory organizations in the securities and commodities field; (III) compliance with and filings under the 1934 Act and applicable state securities laws; and
(IV) such consents, approvals and filings, as to which the failure to obtain or make would not, individually or in the aggregate, materially impair the ability of Purchaser to perform its obligations hereunder.

       3.4 Brokers or Finders. Except for Hadley Lockwood & Co., Inc., Peter Boneparth, Edwin McGuinn, Jr., and Mark Clein, whose fees and expenses shall be paid by Rodman & Renshaw Capital Group, Inc., no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the Closing Transactions based on arrangements made by or on behalf of Purchaser.

                                    ARTICLE IV
                                 THE TRANSACTIONS

       4.1    The Closing.

       Subject to the satisfaction or waiver by the appropriate party of all the conditions set forth in this Agreement, the transactions contemplated by Section 4.2 (the "Closing Transactions") shall be consummated at a closing (the "Closing") to be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006 at 10:00 a.m. as promptly as possible after, but no later than the second business day following, satisfaction or waiver of all of the conditions set forth in Section 5.1 or such later or earlier date as the parties may agree (the "Closing Date").

       4.2    Transfer of the Acquired Assets.

              (a) On the terms and subject to the conditions set forth in this Agreement and except as set forth in Section 4.2(b) and 4.5, at the Closing, Seller shall convey, transfer, assign and deliver to Purchaser, and Purchaser shall accept from Seller, all right, title and interest of Seller in and to all of the assets, properties and rights owned by Seller and used primarily in the operation of the Businesses, of every type and description (the "Acquired Assets"). The Acquired Assets include, without limitation, all of the right, title and interest of Seller in or to the following to the extent utilized in the operation of the Businesses and existing on the Closing Date (and whether or not in existence on the date hereof):

                     (i) all of the records, customer lists, files, computer records, books of account, customer account agreements and all other similar items heretofore used primarily in the Businesses; provided, that Seller shall be entitled to retain copies of all records, including without limitation customer account records, to the extent and for so long as may be required by any Applicable Law; and provided, further, that for a period of five years following the Closing Date, Purchaser shall promptly upon Seller's request and at Seller's reasonable expense provide Seller with access to and copies of any agreements used heretofore in the Businesses;

                     (ii) all of the contracts of Seller utilized primarily in the conduct of the Businesses, including without limitation the contracts listed in Schedule 4.2(a)(ii) (which Schedule Purchaser acknowledges has been prepared based solely on information provided by Peter Boneparth) (the "Assigned Contracts");

                     (iii) subject to Section 4.8, all of the trading positions of the Businesses remaining at midnight on the day before the Closing Date;

                     (iv) all of the fixed assets and, to the extent transferable, any equipment of Seller utilized primarily in the conduct of the Businesses and located in the Boston Office, including without limitation the fixed assets and equipment that shall be listed in Schedule 4.2(a)(iv), which Schedule shall be reasonably agreed upon by the parties prior to the Closing and amended to reflect actual transfers occurring after the Closing Date;

                     (v) all customer and other deposits, if any, relating primarily to or generated as a result of the prior operation of the Businesses;

                     (vi) all materials relating to work in progress of the Businesses, including transaction documents, engagement letters and drafts involved in investment banking transactions;

                     (vii)         to the extent assignable, all
                                   intellectual property rights, if any, of Seller (other than the names "Mabon" and "Nugent" or any derivatives thereof) used primarily in the conduct of the Businesses (including Seller's goodwill therein), including but not limited to research reports, business and marketing plans and computer software and all related documentation, copyrights and applications therefor; provided, that Seller shall have no obligation to maintain or otherwise provide service with respect to any such computer software on or after the Closing Date, except as provided in the Service Agreement;

                     (viii) to the extent assignable, all licenses, certificates, permits, franchises, approvals and authorizations, if any, of the Businesses and applications for any of the foregoing;

                     (ix) any prepaid expenses relating primarily to the Businesses;

                     (x) any security deposits deposited by or on behalf of Seller with respect to the Businesses;

                     (xi)   to the extent assignable, the Boston Lease;

                     (xii) to the extent transferable, any leasehold improvements primarily related to office space occupied by the Businesses in the Boston Office; and

                     (xiii) to the extent transferable at no cost to Seller, all telephone, telex and fax numbers used primarily in the
                                   Businesses.

              (b) Any provision of this Agreement to the contrary notwithstanding, Purchaser shall not acquire and there shall be excluded from the Acquired Assets the following (the "Excluded
Assets"):

                     (i) all assets of Seller which are primarily used by Seller other than in the operation of the Businesses;

                     (ii) the names "Mabon," "Nugent" or any derivatives thereof;

                     (iii) Seller's employee benefit plans, programs or arrangements, whether or not subject to ERISA, and the assets thereof; and

                     (iv) Seller's leases of office space at One Liberty Plaza and in Washington, D.C. and San Francisco, California, and any fixed assets, equipment and leasehold improvements related thereto, except as otherwise provided by this Agreement.

              (c) From and after the Closing Date, Purchaser shall assume and agree to pay, perform and discharge when due the following liabilities (whether absolute or contingent, known or unknown) (the "Assumed Liabilities"):

                     (i) liabilities of Seller outstanding on the Closing Date (or, with respect to shares of common stock of U.S. Office Products Company, on the USOP Transfer Date) that finance securities forming part of the Acquired Assets;

                     (ii) liabilities incurred on or after the Closing Date that are directly related to the Acquired Assets;

                     (iii) liabilities and obligations under Assigned Contracts (including the Boston Lease) to the extent transferable or usable, but only to the extent arising and to be performed on or after the Closing Date;

                     (iv) liabilities, if any, to pay severance and amounts due in lieu of notice under WARN to Continuing Employees and liabilities under Seller's employment agreements with Continuing Employees; and

                     (v)    liabilities to pay Taxes allocated to
                            Purchaser pursuant to Section 4.9 or
                            Apportioned Taxes allocated to Purchaser pursuant to Section 7.9.

For purposes of this Section 4.2(c), any liability arising from a transaction of the Businesses consummated or terminated after the Closing Date shall be deemed to arise or to be incurred after the Closing Date even if such transaction was initiated prior to the Closing Date.

              (d) Any provision of this Agreement to the contrary notwithstanding, the following liabilities (the "Excluded Liabilities") of Seller are excluded and shall not be assumed or discharged by
Purchaser:

                     (i) any Tax liability of Seller arising out of or in connection with the consummation and performance of the transactions contemplated by this Agreement, other than Taxes allocated to Purchaser pursuant to Section 4.9;

                     (ii) any liability or obligation (other than Apportioned Taxes allocated to Purchaser pursuant to Section 7.9) of Seller or any consolidated group of which Seller was or is a member, for Taxes arising prior to the Closing Date and, to the extent such Taxes do not relate to the Businesses or Acquired Assets, Taxes arising after the Closing Date, including, without limitation, those arising from Treasury Regulation 1.1502-6(a);

                     (iii) any liabilities arising prior to the Closing Date for injury to or death of persons or damage to or destruction of property (including, without limitation, any worker's compensation claim), regardless of when said claim or liability is asserted;

                     (iv) any liabilities arising prior to the Closing Date arising out of violations of any law, statute, rule, regulation, ordinance, writ, judgment, decree or order of any Governmental Authority;

                     (v) any liabilities in respect of any action, suit, proceeding or arbitration by any person or Governmental Authority to the extent such action, suit, proceeding or arbitration is brought with respect to matters occurring prior to the Closing Date;

                     (vi) any liability arising under any Assigned Contract to the extent that such liability relates to any alleged breach by Seller of such Assigned Contract prior to the Closing Date;

                     (vii) any liabilities to the extent arising out of, relating to or otherwise in respect of the Excluded Assets; and

                     (viii) without limitation by the specific enumeration of the foregoing, any liabilities not expressly assumed by Purchaser pursuant to the terms hereof.

For purposes of this Section 4.2(d), any liability arising from a transaction of the Businesses consummated or terminated after the Closing Date shall be deemed to arise or to be incurred after the Closing Date even if such transaction was initiated prior to the Closing Date.

              (e) Whenever such amounts are due and payable, Seller shall (i) pay to the Continuing Employees, net of any required withholding Taxes, all compensation due to the Continuing Employees for all periods prior to the Closing Date, including the accrued vacation pay of the Continuing Employees and any bonuses payable to the Continuing Employees for the period ending on the Closing Date.

              (f) At the Closing, Seller and Purchaser shall enter into a Transition Service Agreement satisfactory to the NYSE and substantially in the form attached hereto as Annex A (the "Service Agreement"), with such changes as the parties shall negotiate in good faith prior to the Closing, and a Space Sharing Agreement substantially in the form of attached hereto as Annex B (the "Space Sharing
Agreement"), with such changes as the parties shall negotiate in good faith prior to the Closing.

              (g) At the Closing, Seller and Purchaser shall enter into a Clearing Agreement satisfactory to the NYSE and substantially in the form attached hereto as Annex C (the "Clearing Agreement"), with such changes as the parties shall negotiate in good faith prior to the Closing.

              (h) At the Closing, in addition to assuming the Assumed Liabilities, Purchaser shall make the Closing Date Payment. The
"Closing Date Payment" shall be a cash payment to Seller, by wire transfer of same-day funds, in an amount equal to the sum of:

                     (i) the mark-to-market value of the securities transferred to Purchaser pursuant to Section 4.2(a)(iii),

                     (ii) the amount shown on Schedule 4.2(a)(iv) as of the Closing Date as payment for the fixed assets and equipment listed therein,

                     (iii)         $57,453 in repayment of the
                                   unrecoverable prepaid expenses of Seller relating to the Businesses listed in
                                   Schedule 4.2(h)(iii),

                     (iv) $35,000 as advance reimbursement of severance and amounts due in lieu of notice under WARN pursuant to Section 7.5(a),

                     (v) $50,000 in prepayment of amounts due under NYSE seat leases described in Section
                            5.1(b)(vi), and

                     (vi) $200,000 as payment for all other Acquired Assets and Delayed Assets not specifically described above and not transferred pursuant to Section 4.6, and

                     (vii) $250,000 as prepayment of amounts due from Purchaser to Seller pursuant to
                                   Section 7.3(c).

       4.3 Transfer of Assets. The conveyance, transfer, assignment and delivery by Seller of the Acquired Assets to Purchaser shall be effected on the Closing Date by deeds, bills of sale, endorsements, stock powers, assignments and other instruments of transfer and conveyance reasonably satisfactory in form and substance to counsel for Purchaser (the "Conveyancing Documents").

       4.4 Subsequent Documentation. Seller shall, at any time and from time to time after the Closing Date, upon the reasonable request and at the expense of Purchaser, do, execute, acknowledge and deliver all such further deeds, assignments, transfers and other instruments of transfer and conveyance as may be required for the better assigning, transferring, granting, conveying and confirming to Purchaser or its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the Acquired Assets (any such document, upon its execution and delivery, becoming a Conveyancing Document).

       4.5    Asset Transfers Requiring Consent.

              (a) The parties recognize that the transfer of certain Acquired Assets to Purchaser as contemplated hereby cannot be effected without Required Consents. To the extent that any Required Consent with respect to any Acquired Asset has not been obtained on or prior to the Closing Date, such Acquired Asset (a "Delayed Asset") shall not be transferred as an Acquired Asset hereunder, and any related liability that would, but for the absence of such Required Consent, constitute an Assumed Liability (a "Delayed Liability") shall not be assumed by Purchaser as an Assumed Liability hereunder, unless and until such Required Consent has been obtained. Notwithstanding the foregoing, if any Required Consent is not obtained with respect to the Boston Lease or any leased equipment to be transferred to Purchaser, Seller shall at no expense to Seller sub-lease to Purchaser the Boston Office (at the annual rate of $26 per square foot) or such equipment (at the rate paid by Seller), as the case may be, and if the Required Consent is not obtained with respect to such sub-lease or the transfer of any other Acquired Asset, Seller shall, at the reasonable request of Purchaser and at the expense of Purchaser, implement any lawful arrangement designed to provide to Purchaser the benefits under or of the applicable Acquired Asset; provided, however, that Purchaser assumes and agrees to pay and perform all liabilities relating to such Acquired Asset that would otherwise constitute Assumed Liabilities.

              (b) At such time and on each occasion after the Closing Date that a Required Consent shall be obtained with respect to any Delayed Asset, such Delayed Asset shall forthwith be transferred and assigned to Purchaser hereunder, and all related Delayed Liabilities shall be simultaneously assumed by Purchaser hereunder, whereupon (i) such Delayed Asset shall constitute an Acquired Asset for all purposes hereunder and (ii) such Delayed Liabilities shall constitute Assumed Liabilities for all purposes hereunder.

       4.6 Payments for Additional Fixed Assets, Equipment and Computer Software. If following the Closing Purchaser desires to acquire additional fixed assets, equipment or software of Seller used prior to the Closing Date in the conduct of the Businesses and not transferred to Purchaser as an Acquired Asset at the Closing or as a Delayed Asset thereafter, Seller shall transfer such assets to Purchaser for cash in an amount to be agreed to by Purchaser and Seller. It is the intention of Purchaser and Seller that the amount paid for such assets should represent as nearly as possible the adjusted book value of such assets on Seller's books and records, without giving effect to any write-offs occurring after December 1, 1994.

       4.7 Allocation of Purchase Price. Solely for Tax purposes, Purchaser and Seller agree (i) to allocate the Purchase Price and the Final Purchase Price among the Acquired Assets in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder and (ii) to act in accordance with the computations and allocations contained in Schedule 4.7 (which Schedule shall be agreed upon by Purchaser and Seller in good faith prior to the Closing; provided, that the failure to agree upon such Schedule shall not be construed as cause for either party to terminate this Agreement pursuant to Section 5.1) (including any modifications thereto reflecting any post-closing adjustments) with regard to all Taxes and all relevant Tax Returns (including all forms and reports required to be filed pursuant to Section 1060 of the Code). Seller and Purchaser agree to take no action inconsistent with such Tax allocation including, without limitation, during the course of any examination, administrative appeal and/or litigation relating to Taxes.

       4.8 Transfer of Position in U.S. Office Products. The "USOP Transfer Date" shall be the later of the Closing Date and the seventh day after the exercise by Seller of its option to acquire overallotment shares of common stock of U.S. Office Products Company.
Notwithstanding anything to the contrary herein, Seller shall not transfer to Purchaser any shares of common stock of U.S. Office Products Company until the USOP Transfer Date. Upon transfer of such shares to Purchaser, Purchaser shall pay to Seller in cash, by wire transfer of same-day funds, an amount equal to the mark-to-market value of such shares.

       4.9 Transfer Taxes. The parties hereto agree that all applicable excise, sales, use, transfer, value-added, documentary, stamp, filing, recordation and other similar taxes, levies, fees and charges, if any (including all real estate transfer taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated hereby shall be borne equally by Seller and Purchaser. Purchaser or Seller, as the case may be, shall pay to the party legally obligated to remit such Taxes to the relevant taxing authority under applicable law its share of such Taxes within 10 days of receipt of a written request therefor.

       4.10 Waiver of Right to Certain Fees. Seller hereby waives its rights to any investment banking, advisory, broker's or finder's fees or commissions or similar fees to be paid by Purchaser to Peter
Boneparth and Mark Clein in connection with any of the Closing
Transactions.

                                     ARTICLE V
                        CONDITIONS TO CLOSING; TERMINATION

       5.1    Conditions to Closing.

              (a) The obligations of Seller to consummate the Closing Transactions shall be subject to the fulfillment, on or before the Closing Date, of the following conditions:

                     (i) to the reasonable satisfaction of Seller, all necessary regulatory consents and approvals (including consents and/or approvals of the NYSE or the NASD) shall have been received;

                     (ii) Purchaser shall have complied in all material respects with all of its covenants and obligations hereunder;

                     (iii) all representations and warranties of Purchaser contained in Article III shall be true and correct in all material respects as of the Closing Date;

                     (iv) no preliminary or permanent injunction or other order issued by any Governmental Authority nor any statute, rule, or regulation, promulgated or enacted by any Governmental Authority that prevents the consummation of the Closing Transactions, shall be in effect;

                     (v) Each individual listed on Part I of Schedule 5.1(b)(v), at least four of the individuals listed on Part II of Schedule 5.1(b)(v), at least three of the individuals listed on Part III of Schedule 5.1(b)(v), and at least 90% of the individuals listed on Part IV of Schedule 5.1(b)(v) shall have accepted the offer of employment made by Purchaser; and

                     (vi) Purchaser shall have entered (or offered to enter into) into the Clearing Agreement, the Service Agreement and the Space Sharing Agreement with Seller.

              (b) The obligations of Purchaser to consummate the Closing Transactions shall be subject to the fulfillment, on or before the Closing Date, of the following conditions:

                     (i) to the reasonable satisfaction of Purchaser, all necessary regulatory consents and approvals (including consents and/or approvals of the NYSE or the NASD) shall have been received;

                     (ii) Seller shall have complied in all material respects with all of its covenants and obligations hereunder;

                     (iii) all representations and warranties of Seller contained in Article II shall be true and correct in all material respects as of the Closing Date;

                     (iv) no preliminary or permanent injunction or other order issued by any Governmental Authority nor any statute, rule, or regulation, promulgated or enacted by any Governmental Authority that prevents the consummation of the Closing Transactions, shall be in effect;

                     (v) Each individual listed on Part I of Schedule 5.1(b)(v), at least four of the individuals listed on Part II of Schedule 5.1(b)(v), at least three of the individuals listed on Part III of Schedule 5.1(b)(v), and at least 90% of the individuals listed on Part IV of Schedule 5.1(b)(v) shall have accepted the offer of employment made by Purchaser;

                     (vi) With respect to a total of three seats on the floor of the NYSE, Seller shall have (A) subject to Section 7.3(e), entered into leases with Purchaser pursuant to which Purchaser shall lease from Seller NYSE seats for a term of one year at prevailing market rates or (B) substituted Purchaser as lessee under one or more of Seller's existing leases of NYSE seats;

                     (vii) Seller shall have entered into (or offered to enter into) the Clearing Agreement, the Service Agreement and the Space Sharing Agreement with Purchaser; and

                     (viii) No change with respect to the Acquired Assets or the Assumed Liabilities shall have occurred or have become reasonably likely to occur which would result in a Material Adverse Effect.

       5.2    Termination by Seller.

              Seller may terminate this Agreement at any time if (a) any Governmental Authority has indicated in writing that it will not grant any material consent or approval required for the consummation of the Closing Transactions; (b) Seller has provided written notice to Purchaser that Purchaser has materially breached any of its obligations hereunder and Purchaser has not remedied such breach within twenty days after receipt of such notice; or (c) through no fault of Seller, the Closing has not occurred by March 31, 1995.

       5.3    Termination by Purchaser.

              Purchaser may terminate this Agreement at any time if (a) any Governmental Authority has indicated in writing that it will not grant any material consent or approval required for the consummation of the Closing Transactions; (b) Purchaser has provided written notice to Seller that Seller has materially breached any of its obligations hereunder and Seller has not remedied such breach within twenty days after receipt of such notice; or (c) through no fault of Purchaser, the Closing has not occurred by March 31, 1995.

       5.4    Consequences of Termination.

              (a)    In the event of any termination of this Agreement,
(i) Seller shall be entitled to operate, sell, close or otherwise dispose of the Businesses in such manner as Seller, in its sole discretion, deems appropriate and (ii) Seller shall not have any liability to Purchaser, and Purchaser shall not have any liability to Seller, except by reason of any material misrepresentation or a breach of any material obligation or covenant contained in this Agreement.

              (b) Notwithstanding anything to the contrary in this Agreement, the obligations of Seller and Purchaser under Section 7.5 shall survive termination of this Agreement.

       5.5    Tax Matters.

              Seller shall provide Purchaser with (i) all forms, certificates and/or other instruments required to pay the transfer and recording taxes and charges arising from the transactions contemplated by this Agreement, together with evidence that such transfer taxes and charges have been paid (it being understood that such payment by Seller may give rise to a claim for reimbursement pursuant to Section 4.9),
(ii) an affidavit, stating, under penalty of perjury, Seller's taxpayer identification number and that the transferor is not a foreign person, pursuant to Section 1445(b)(2) of the Code (or any similar provision of state or other tax law) and (iii) any clearance certificate or similar document(s) which may be required by any state taxing authority to relieve Purchaser of an obligation to withhold any portion of the payments to Seller pursuant to this Agreement. From and after the Closing Date, Seller shall cooperate with Purchaser with regard to performing all reporting duties for wages and compensation paid to Continuing Employees.

                                    ARTICLE VI
                                  INDEMNIFICATION

       6.1 Indemnification by Seller. From and after the Closing, Seller shall indemnify and fully defend, save and hold Purchaser harmless from any losses, damages, liabilities, claims, costs, expenses, fines, penalties, amounts paid in settlement and reasonable attorneys' fees and expenses (collectively, "Losses") suffered by Purchaser, as incurred (payable quarterly (except as provided in Sections 6.4(b), (c) and (e)) upon written request), for or on account of or arising from or in connection with or otherwise with respect to:

              (a) any breach of any representation or warranty of Seller made in this Agreement;
              (b) any failure of Seller duly to perform or observe any of its covenants or agreements contained in this Agreement;

              (c)    any Excluded Asset;

              (d)    any Excluded Liability;

              (e) to the extent not included in paragraph (d), any liability of the Businesses, whether contingent or matured, arising from the operation of the Businesses prior to the Closing Date (it being understood that any liability arising from a transaction of the Businesses consummated or terminated after the Closing Date shall be deemed to arise or to be incurred after the Closing Date even if such transaction was initiated prior to the Closing Date);

              (f) any failure by Seller to comply with the continuation health care coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, which failure occurred on or prior to the Closing Date with respect to any current or former employee of Seller or any qualified beneficiary of such employee (as defined in Section 4980B(g)(1) of the Code); or

              (g) any information contained in or omitted from any filing made by Seller with any Governmental Authority (except information contained therein that is consistent with information provided by Purchaser in writing in connection with such filing).

       6.2 Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify and fully defend, save and hold Seller harmless from any Loss suffered by Seller, as incurred (payable quarterly (except as provided in Sections 6.4(b), (c) and (e)) upon written request), for or on account of or arising from or in connection with or otherwise with respect to:

              (a) any breach of any representation or warranty of Purchaser made in this Agreement;

              (b) any failure of Purchaser duly to perform or observe any of Purchaser's covenants or agreements contained in this Agreement;

              (c)    any Acquired Asset;

              (d)    any Assumed Liability; and

              (e) to the extent not included in paragraph (d), any liability of the Businesses, whether contingent or matured, arising from the operation of the Businesses from and after the Closing Date (it being understood that any liability arising from a transaction of the Businesses consummated or terminated after the Closing Date shall be deemed to arise or to be incurred after the Closing Date even if such transaction was initiated prior to the Closing Date); and

              filing made by Purchaser with any Governmental Authority (except information contained therein that is consistent with information provided by Seller in writing in connection with such filing).

       6.3    Limitations to Seller's Indemnification Obligation.

              (a) Purchaser shall not be entitled to make any claim for indemnification under Section 6.1(a) unless and until the aggregate of all amounts of said claims exceed $50,000, in which event Purchaser may claim indemnification for all Losses described by such Section 6.1(a) theretofore incurred; provided, however, that such limitation shall not apply to any claim for indemnification under Section 6.1(a) to the extent that such claim relates to a breach of Seller's representations and warranties set forth in Sections 2.1, 2.2, 2.3(i), 2.4 and 2.8.

              (b) Seller shall not be obligated to make any payment pursuant to Section 6.1(a) to the extent that making such payment would cause the cumulative amount actually paid by Seller pursuant to such
Section 6.1(a) to exceed $250,000; provided, however, that any amounts payable as a result of the breach of any of Seller's representations and warranties set forth in Sections 2.1, 2.2, 2.3(i), 2.4 and 2.8 shall be payable without regard to the cumulative amount paid by Seller pursuant to Section 6.1(a), and any amounts paid by Seller as a result of the breach of any of Seller's representations and warranties set forth in Sections 2.1, 2.2, 2.3(i), 2.4 and 2.8 shall not be counted in determining whether such cumulative amount exceeds $250,000.

       6.4    Procedures for Indemnification.

              (a) In order for a party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any person against the indemnified party (a "Third Party Claim"), such indemnified party must notify the indemnifying party of the Third Party Claim reasonably promptly after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, reasonably promptly after the indemnified party's receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party claim, other than those notices and documents (including court papers) separately addressed to the indemnifying party; provided, however, that failure to deliver any such notice or document shall not affect the indemnification provided hereunder, except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure.

              (b) If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses at its sole cost and upon written notice to the indemnified party acknowledging its obligation to indemnify the indemnified party therefor in accordance with the terms of this Agreement, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is reasonably satisfactory to the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party
Claim, the indemnifying party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, however, that (i) if the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense and (ii) the indemnified party shall be entitled to employ separate counsel, at the expense of the indemnifying party, and to participate in the defense of such Third
Party Claim if in the opinion of counsel to such indemnified party a conflict or potential conflict exists between such indemnified party and the indemnifying party that would make such separate representation advisable. The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has failed to assume the defense thereof and shall pay such fees and expenses as incurred by the indemnified party.

              (c) Subject to the terms and conditions of Section 6.3, with respect to any Third Party Claim, the indemnifying party shall forthwith, upon notice from the indemnified party (which notice shall be given concurrently with or after the later of (i) the date of the payment with respect to such Third Party Claim and (ii) the date that a court of competent jurisdiction shall enter a final judgment, order or decree not subject to appeal establishing such liability), pay to the indemnified party the amount of the indemnity payable under this
Article VI. If the indemnifying party so elects to assume the defense of any Third Party Claim, the indemnified party shall cooperate with the indemnifying party in the defense thereof. Such cooperation shall include the retention and (upon the indemnifying party's reasonable request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the indemnifying party shall have assumed the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim which the indemnifying party may recommend and which by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and which would not otherwise significantly adversely affect the indemnified party. The indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim the defense of which shall have been assumed by the indemnifying party in accordance with the terms hereof. The indemnified party shall have the right to admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim the defense of which shall not have been assumed by the indemnifying party.

              (d) Notwithstanding the foregoing, the indemnifying party shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending any Third Party Claim if such Third Party Claim, if successful, is likely to result in a judgment, decree or order of injunction or other equitable relief or relief for other than money damages against the indemnified party.

              (e) In the event any indemnified party should have a claim for indemnity against any indemnifying party that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to such indemnified party under this Article, except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure. If the indemnifying party does not notify the indemnified party within 20 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under this Article, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under this Article, and the indemnifying party shall, subject to Section 6.3, pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the indemnifying party has timely disputed its liability with respect to such claim, as provided above, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

       6.5    Losses Net of Insurance, etc.

              (a) The amount of any Loss for which indemnification is provided under this Article shall be net of any amounts recovered by the indemnified party under insurance policies with respect to such Loss and shall be (i) increased to take account of any net Tax cost incurred by the indemnified party hereunder and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss. In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. Any indemnification payment hereunder shall initially be made without regard to this Section and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the indemnified party has actually realized such cost or benefit. For purposes of this Agreement, an indemnified party shall be deemed to have "actually realized" a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt of the indemnity payment and the incurrence or payment of such Loss. The amount of any increase or reduction hereunder shall be adjusted to reflect any final determination (including the execution of Form 870-AD or successor form) with respect to the indemnified party's liability for Taxes and payments between Seller and Purchaser to reflect such adjustment shall be made if necessary.

       6.6 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive for a period of one year following the Closing and shall then expire for all purposes (including for purposes of Sections 6.1 and 6.2).

                                    ARTICLE VII
                              POST-CLOSING COVENANTS

       7.1 Temporary Use of Subject Space and Equipment. Purchaser represents that it has executed a binding lease for office space located at the World Financial Center, New York, New York that will be sufficient to accommodate the Businesses. Seller understands that such office space is undergoing necessary modifications and is not yet ready to accommodate the Businesses. Accordingly, to accommodate Purchaser's temporary need for office space and equipment used in the conduct of the Businesses, Seller agrees that until such time as Purchaser's office space at the World Financial Center is ready, Purchaser may continue to occupy the Subject Space and to use the equipment used by the Businesses as of the Closing Date, as more fully set forth in Sections 7.3 and 7.4.

       7.2 Agreement Not to Compete. For a period of one year commencing on the Closing Date, neither Seller nor any of its Affiliates using the "Mabon" name shall engage, directly or through one or more subsidiaries, in the trading, dealing, underwriting or placing or brokerage of equity securities, other than (i) underwriting or placing equity securities issued by an Affiliate of Seller, (ii) transactions with any counterparty in convertible bonds, preferred stocks and global depositary receipts, (iii) execution of transactions in any equity security for the account of Seller or any of its Affiliates and (iv) the execution of floor brokerage transactions; provided, however, that Cedar Street Securities Corp. and Cedar Street, Ltd. may engage in the trading, dealing or brokerage of equity securities of all types.

       7.3    Use of Equipment and Software; Market Data Services; NYSE
Seats.

              (a) From the Closing until the Move Date, Seller shall permit Purchaser to use all equipment and software listed on Schedule 7.3(a). If Purchaser has not vacated the Subject Space by May 31, 1995, then from June 1, 1995 to the Move Date, Purchaser shall pay Seller for such equipment on the first day of each month at the rates set forth on Schedule 7.3(a). Notwithstanding the two immediately preceding sentences, the obligations of Seller and Purchaser thereunder with respect to equipment located (or software used exclusively) on the portion of the Subject Space located on the 31st floor or 32nd floor, as the case may be, of One Liberty Plaza shall terminate from and after the respective Move Date with respect to such portion of the Subject Space, in which event the monthly payment due hereunder shall be adjusted proportionately. If subsequent to the Closing Purchaser requires additional equipment or desires to change the existing configuration of any such equipment, Seller shall be under no obligation to provide any such additional equipment or to make any such change unless Purchaser pays all additional costs related thereto. On the Move Date, Purchaser shall return the equipment subject to this
Section 7.3(a) to Seller in the same configuration and state (normal wear and tear excepted) as on the Closing Date.

              (b) Purchaser and Seller may each at its option and at its own expense seek to negotiate with the relevant vendors for an assignment to Purchaser of those portions of Seller's equipment leases relating to equipment used by Purchaser under Section 7.3(a).

              (c) From and after the Closing until the Move Date, Seller shall permit Purchaser to use the Bloomberg and other market data services and the voice telephone and telecommunications services (including direct lines, ringdown circuits and lease lines) utilized as of the Closing Date in the conduct of the Businesses and the other items listed in Schedule 7.3(c). In consideration of such use, Purchaser shall pay Seller each month for such services and such other itmes as set forth in the two immediately following sentences. On or prior to the fifteenth day of each month, commencing May 1995, Seller shall send to Purchaser a written statement, in reasonable detail, showing amounts due from Purchaser pursuant to this Section 7.3(c). Promptly upon receipt of such statement, and subect to Section 7.11(d), Purchaser shall prepay to Seller an amount equal to the amount shown on such statement, reduced by the amount by which (i) the aggregate prepayments pursuant to Section 4.2(h)(vii) and this Section 7.3(c) exceed (ii) the aggregate amount appearing on statements sent pursuant to this Section 7.3(c); provided, that if as of the date of any such statement the amount in clause (ii) exceeds the amount in clause (i), Purchaser shall, in addition to prepaying the full amount appearing on such statement, also pay the amount of the excess described in this proviso. Schedule 7.3(c) sets forth Seller's estimate of the amounts due each month under this Section 7.3(c). If subsequent to the Closing Purchaser requires additional market data, voice telephone or telecommunications services or desires to change any aspect of any such service, Seller shall be under no obligation to provide any such additional services or to make any such change unless Purchaser pays all additional costs related thereto.

              (d) If at any time after the Closing, (i) Purchaser shall utilize any equipment or fixed assets of Seller (other than equipment or fixed assets described elsewhere in this Section 7.3), or (ii) Purchaser shall utilize any other supplies, items or services not otherwise provided pursuant to Sections 7.3, 7.4, the Clearing
Agreement or the Service Agreement, then upon Seller's request and the provision by Seller of reasonable supporting documentation, Purchaser shall promptly reimburse Seller for the reasonable costs or expenses relating to Purchaser's use of such equipment or fixed assets or other supplies, itmes or services.

              (e) With respect to any leases of NYSE seats owned by Seller and leased to Purchaser pursuant to Section 5.1(b)(vi), Seller shall at all times have the right to transfer, sell or otherwise dispose of such NYSE seat; provided, that Purchaser shall be afforded a reasonable time to obtain a replacement NYSE seat at prevailing market terms.

       7.4    Office Space and Support and Other Services.

              (a) Commencing on the Closing Date and continuing through the relevant Required Move Date, Seller shall permit Purchaser to occupy the Subject Space. The "Subject Space" shall consist of (i) approximately 6,200 square feet of office space on the 31st floor and
(ii) approximately 12,000 square feet of office space on the 32nd floor of One Liberty Plaza currently used by the Business, as indicated on the diagram attached hereto as Schedule 7.4(a); provided, that from the date that Purchaser vacates the office space described under clause (i) or (ii) above, such vacated space shall no longer constitute a part of the Subject Space. Purchaser shall use commercially reasonable efforts to vacate the Subject Space as soon as practicable and covenants to vacate the Subject Space by the relevant Required Move Date. If
Purchaser has not vacated the Subject Space by May 31, 1995, then from June 1, 1995 to the Move Date, Purchaser shall pay to Seller each month
(i) rent at a rate equal to one-half of Seller's fixed rent per square foot for the Subject Space; provided, that if Purchaser has not vacated the Subject Space by the relevant Required Move Date, Seller shall be entitled, in addition to all other remedies available to it, to collect holdover rent from Purchaser for the period from the relevant Required Move Date to and including the Move Date at a rate per square foot equal to 100% of Seller's fixed rent per square foot for the Subject Space, and (ii) all "Additional Charges" (as such term is defined in the lease relating to Seller's office space at One Liberty Plaza), relating to the Subject Space with respect to such period. Seller and Purchaser shall share equally the cost of such temporary, non-structural modifications as may be necessary in accordance with any Applicable Law or any requirement of the NYSE to separate the Subject Space from space occupied by Seller. Purchaser acknowledges that due to the timing of the transactions contemplated by this Agreement and the short duration of the arrangements contemplated by this Section 7.4(a), which arrangements Seller is providing as an accommodation to Purchaser, Purchaser and Seller have agreed that if the consent of Seller's landlord to such arrangements was required, it would not be practicable to seek and obtain such consent. Accordingly, if such landlord takes the position that its consent to such arrangements is required, and such landlord takes action based on such position that is materially adverse to Seller, Seller shall immediately notify
Purchaser of such action, and Seller and Purchaser shall use commercially reasonable efforts to develop and employ, at no expense to Seller, a joint strategy intended to allow Purchaser to remain in the Subject Space until the relevant Required Move Date. If Purchaser is nevertheless required to vacate the Subject Space despite such strategy, Purchaser shall vacate the Subject Space immediately. Seller shall not be responsible for any Losses incurred by Purchaser as a result of or arising out of any actions taken by such landlord or in the event that Purchaser is required pursuant to the immediately preceding sentence to vacate the Subject Space prior to the relevant Required Move Date.

              (b) From and after the Closing, Seller shall provide such other services to Purchaser as Seller agrees from time to time to provide, it being understood that in no event will Seller provide any services relating to the 401(k) and health care plans of employees of Purchaser (other than administrative services necessary to enable transferred employees to roll over or close out their 401(k) accounts).

       7.5    Anti-Raid.

       For a period of nine months after the Closing or, if this Agreement is terminated, for a period of nine months after the date of such termination:

              (a) Purchaser will not, and will cause its Affiliates not to, employ or hire any person who was an employee of Seller or its Affiliates as of March 3, 1995 (other than Continuing Employees); provided, that Purchaser may employ or hire a person who was an employee of the Businesses as of March 3, 1995 upon Purchaser's reimbursement, to the extent not reimbursed in advance pursuant to
Section 4.2(h)(ii)(C), of Seller for any amounts (or, with respect to persons listed on Schedule 7.5(a), one-half of any amounts) that Seller has paid or is obligated to pay to such person as severance or in lieu of notice under WARN; and

              (b) Without the prior approval of Purchaser, neither Seller nor its Affiliates will employ or hire any Continuing Employee.

       7.6    Employees.

              (a) Seller acknowledges that it has heretofore permitted Purchaser to solicit and make offers of employment to those persons listed on Schedule 7.6(a)(i). Purchaser represents that the persons listed on Schedule 7.6(a)(ii) have executed acceptances of such offers. Purchaser has no knowledge that, with respect to compensation, any offer of employment made by Purchaser to any person on Schedule
7.6(a)(i) is not comparable to such employee's existing arrangements with Seller. In connection with such offers, Purchaser shall use reasonable efforts to cause those persons who accept such offers of employment to execute a waiver of severance compensation and amounts due in lieu of notice under WARN and a release of Seller and its Affiliates from liability, substantially in the form attached hereto as Annex D. Those employees of the Businesses who have accepted offers of employment with Purchaser and those persons who are later employed or hired by Purchaser in accordance with the proviso to Section 7.5(a) shall be referred to as the "Continuing Employees."

              (b) With respect to such activities of Continuing Employees as are within the scope of their employment with Purchaser, Seller agrees that it will not enforce any confidentiality or non-competition covenants contained in existing employment or other agreements between Seller and such Continuing Employees to the extent that such covenants relate to the Businesses.

              (c) Effective as of the Closing Date, all Continuing Employees shall cease to be covered by Seller's employee welfare benefit plans, including plans, programs, policies and arrangements which provide medical and dental coverage, life and accident insurance, disability coverage, and vacation and severance pay (collectively, "Welfare Plans"), and shall become covered by Purchaser's Welfare Plans, if any, except to the extent provided otherwise by the applicable Welfare Plan; provided, however, that Continuing Employees will be considered eligible for Purchaser's Group Benefit Plan as of the date they begin employment with Purchaser. Seller shall retain responsibility for, and sole liability in respect of, providing group health coverage, at the employee's expense, required by Section 4980B of the Code or Section 601 of ERISA ("Continuation Coverage") under the terms of the health plan maintained by Seller to (i) employees of Seller who were employed in connection with the Businesses, who terminated employment prior to the Closing Date and who elected such Continuation Coverage or (ii) employees of Seller who are employed in connection with the Businesses and who are entitled to such Continuation Coverage, whether from Seller or Purchaser, as a result of the transactions contemplated by this Agreement.

              (d) Purchaser shall be responsible for the payment of any amounts due as post-Closing compensation, severance compensation or payments in lieu of notice under WARN to Continuing Employees who are terminated by Purchaser.

              (e) For purposes of any employee benefit plans, programs or perquisites of Purchaser, Purchaser shall take into account the service of Continuing Employees with Seller to the same extent as if such service had been rendered to Purchaser, except that Purchaser shall not be required to credit such service for purposes of benefit accrual under any defined benefit plans of Purchaser.

              (f) Purchaser agrees not to impose any pre-existing condition or similar exclusion for claims under Purchaser's medical or dental insurance plan to the extent such claims would have been covered by the applicable plan of Seller had Continuing Employees continued as employees of Seller.

              (g) Schedule 7.6(g)(i) sets forth Seller's severance pay policy as it may apply to Continuing Employees. Schedule 7.6(g)(ii) sets forth, with respect to each person who is or will be a Continuing Employee as of the Closing Date, (1) the date on which such person was hired by Seller (2) the length of service credited to such employee by Seller for purposes of Seller's employee benefit plans, programs and perquisites, including for purposes of severance pay calculations and
(3) such person's annual salary as of the most recent date of his or her employment with Seller.

              (h) Purchaser shall procure the consent of each Continuing Employee covered by an employment agreement listed in
Schedule 7.6(h) to the assumption by Purchaser of Seller's obligations thereunder with respect to the period commencing on the Closing Date.

       7.7 Use of Name. Purchaser shall not have the right to use, and shall refrain from using, the name "Mabon," "Nugent" or any derivatives thereof in the conduct of Purchaser's business, including the Businesses.

       7.8 Right to First Call. Seller shall use its commercially reasonable efforts to transfer to Purchaser, at no expense to Seller, all of its rights and interest to the research and software services provided by First Call.

       7.9 Apportioned Taxes. The parties hereto agree that all real property taxes, personal property taxes and similar ad valorem obligations that are levied with respect to the Acquired Assets or the Businesses for a tax or assessment period which includes but does not end on the Closing Date (collectively, the "Apportioned Taxes") shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days in any such period falling on or before the Closing Date, on the one hand, and after the Closing Date, on the other hand (it being understood that Purchaser is responsible for the portion of each such Apportioned Tax attributable to the number of days after the Closing Date in the relevant assessment period).

       7.10 Notification of Certain Claims. If Purchaser receives written notice of a Third Party Claim involving any predecessor of Seller, Purchaser shall immediately notify Seller of such Third Party Claim.

       7.11 Refunds of Certain Excess Payments; Billing for Services; Disputed Amounts.

              (a) As promptly as practicable after the Move Date, Seller and Purchaser shall agree in good faith on a final amount as payment for the items described in Sections 4.2(h)(ii) and (iii), and Seller shall pay to Purchaser or Purchaser shall pay to Seller, as the case may be, the amount by which such final amount is less than or exceeds, respectively, the sum of amounts set forth in such Sections. It is the intention of Purchaser and Seller that such final amount should represent as nearly as possible the adjusted book value of such assets on Seller's books and records, without giving effect to any write-down occurring since December 1, 1994. In addition, as promptly as practicable after the Move Date, Seller shall refund to Purchaser the amount, if any, by which the aggregate amount prepaid by Purchaser pursuant to Section 4.2(h)(vii) and paid or prepaid by Purchaser pursuant to Sections 7.3(a), 7.3(c), 7.3(d) and 7.4(a), the Clearing Agreement and the Service Agreement exceeds the aggregate amount due from Purchaser to Seller under Section 7.3(a), 7.3(c), 7.3(d) and 7.4(a), the Clearing Agreement and the Service Agreement.

              (b) As promptly as practicable after the expiration of the restrictions set forth in Section 7.5, Seller shall refund to Purchaser the amount, if any, by which the amount prepaid by Purchaser pursuant to Section 4.2(h)(iv) exceeds the aggregate amount required to be reimbursed by Purchaser pursuant to Section 7.5(a). The "Final
Purchase Price" shall be the Purchase Price as adjusted to reflect any payment made pursuant to the preceding sentence and Section 7.11(a).

              (c) On or prior to the fifteenth day of each month, Seller shall send to Purchaser a written statement, in reasonable detail, showing amounts due from Purchaser to Seller pursuant to Sections 7.3(a), 7.3(d) and 7.4 or under the Service Agreement or the Clearing Agreement for the previous calendar month. Subject to Section 7.11(d), Purchaser shall, within seven days of receipt of such statement, pay to Seller the amount shown as due thereon.

              (d) In the event that Purchaser disagrees with Seller with respect to (i) the final amount as payment for the items described in Sections 4.2(h)(ii) and (iii) or (ii) any amount due from Purchaser pursuant to the Service Agreement, the Clearing Agreement, Sections 7.3(a), 7.3(c), 7.3(d), 7.4(a) or 7.5 or any sublease of the Boston Office pursuant to Section 4.5(a), Seller and Purchaser shall attempt to resolve their disagreement. If the parties have failed to reach agreement within 15 days after Purchaser has delivered written notice of such a disagreement to Seller, then the matter shall be submitted to arbitration by an Arbitrator, who shall be Ernst & Young LLP; provided, if within the three years preceding such submission either party hereto has retained the services of Ernst & Young LLP at any time, or has had discussions with Ernst & Young with respect to retaining such firm in the future, the Arbitrator shall be another major accounting firm mutually agreeable to the accounting firms retained by the parties. Within ten days after any such matter is submitted to the Arbitrator, Purchaser and Seller shall each submit to the Arbitrator all documentation and other material necessary to support their respective positions. Within thirty days after the submission of any matter to the Arbitrator, the Arbitrator shall render a decision based on the documentation and other material submitted by the parties within such ten-day period. The decision of the Arbitrator shall be final and binding on the parties.

                                   ARTICLE VIII
                                   MISCELLANEOUS

       8.1    Further Assurances.

              (a) At any time and from time to time after the Closing Date, Seller shall forthwith execute and deliver, or cause to be executed and delivered, such further instruments and take such further actions as Purchaser or its counsel may reasonably request to effectuate the purposes of this Agreement, including executing and delivering appropriate instruments of transfer (which shall also constitute "Conveyancing Documents") for the transfer of any Acquired Asset not transferred to Purchaser at the Closing.

              (b) Each of Purchaser and Seller shall use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate the transactions contemplated hereby in accordance with the terms hereof.

              (c) Each of Purchaser and Seller agrees not to disclose any non-public information concerning the other (including any information learned during the course of Purchaser's investigation of the Businesses or disclosed in the Disclosure Letter), except as required by law.

       8.2 Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto, and any rights or obligations hereunder without the prior written consent of the other parties hereto, and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that no such assignment shall reduce or otherwise vitiate any of the obligations of any other party hereunder. This Agreement shall incur to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

       8.3    Governing Law; Jurisdiction.

              (a) This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

              (b) Each party irrevocably submits to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any action, suit or proceeding relating hereto either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the Supreme Court of the State of New York, New York County. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (A) the Supreme Court of the State of New York, New York County, or (B) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

       8.4 Expenses. Except as otherwise provided in this Agreement, each of the parties hereto shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

       8.5 Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect and the parties shall negotiate in good faith to replace the part hereof declared null, void or unenforceable with an alternative provision that preserves for the parties the benefits of this Agreement.

       8.6 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below; or (iii) on the business day after delivery to Federal Express or a similar overnight courier or the Express Mail service maintained by the United States Postal Service, as follows:

       If to Seller:

                            Mabon Securities Corp.
                            One Liberty Plaza, 32nd floor
                            New York, New York  10006

                            Attn:  Frances DiSavino

                            Telecopy:  (212) 346-5885

       Copy to:

                            Cleary, Gottlieb, Steen & Hamilton
                            One Liberty Plaza
                            New York, New York  10006

                            Attn:  Victor I. Lewkow

                            Telecopy:  (212) 225-3999

       If to Purchaser:

                            Rodman & Renshaw, Inc.
                            120 South LaSalle St.
                            Chicago, Illinois 60603

                            Attn:  James D. Van De Graaff
                            Telecopy:  (312) 977-7941

       Copy to:             Squadron, Ellenoff, Plesent, Sheinfeld &
                              Sorkin, LLP
                            551 Fifth Avenue
                            New York, New York  10176

                            Attn:  Joel I. Papernik

                            Telecopy:  (212) 697-6686

       Any party may change its address for the purpose of this Section by giving the other parties written notice of its new address in the manner set forth above.

       8.7 Amendments; Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto or, in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

       8.8 Public Announcements. Purchaser and Seller shall, on or after the date hereof, send to customers of the Businesses a letter in the form attached hereto as Annex E and issue a joint press release in the form attached hereto as Annex F. Until the Closing, no party shall make any press release or public announcement concerning the transactions contemplated by this Agreement without prior consent of the other party hereto. Promptly upon Closing, Seller and Purchaser shall issue a joint press release and shall send a joint letter to clients of Seller, each in form and substance mutually agreed to and approved in advance.

       8.9 Books and Records. Seller and Purchaser agree that each will cooperate with and make available to each other, at the expense of the requesting party, all books and records, information and employees retained and remaining in existence after the Closing Date that are necessary in connection with any (a) filing with the Securities and Exchange Commission or any regulatory body or any audit in connection therewith or (b) tax inquiry, audit, investigation or dispute.

       8.10 Entire Agreement. This Agreement, the Disclosure Letter and the Schedules and Annexes hereto contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede and replace all prior agreements and understandings, oral or written, with regard to such transactions.

       8.11 Headings. The table of contents and section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

       8.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

              IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Agreement as of the date first above written.

                                          MABON SECURITIES CORP.


                                          by   /s/ Salvatore Trani
                                             Name:   Salvatore Trani
                                             Title:  Chairman


                                          RODMAN & RENSHAW, INC.


                                          by   /s/ Charles W. Daggs III
                                             Name:   Charles W. Daggs III
                                             Title:  President